Exhibit 99.1

BROOGE ENERGY LIMITED

P.O. Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

NOTICE OF ANNUAL GENERAL MEETING
TO BE HELD ON DECEMBER 18, 2020

TO THE SHAREHOLDERS OF BROOGE ENERGY LIMITED:

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “Meeting”) of Brooge Energy Limited, a Cayman Islands exempted company (the “Company”), will be held at 6:00 p.m. Gulf Standard Time, on December 18, 2020, remotely and at the offices of the Company located at Liberty House, office 107, DIFC, Dubai, United Arab Emirates. You are cordially invited to attend the Meeting, which will be held for the following purposes:

A.	Considering and, if thought fit, passing and approving the following resolutions to elect seven directors nominated by the Company’s current directors:

RESOLVED AS AN ORDINARY RESOLUTION THAT Dr. Yousef Mahmoud Mohammad Alassaf be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 1”).

RESOLVED AS AN ORDINARY RESOLUTION THAT Abu Bakar Siddique Ali Chowdhury be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 2”).

RESOLVED AS AN ORDINARY RESOLUTION THAT Nicolaas Lammert Paardenkooper be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 3”).

RESOLVED AS AN ORDINARY RESOLUTION THAT Saleh Mohamed Yammout be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 4”).

RESOLVED AS AN ORDINARY RESOLUTION THAT Dr. Simon Victor Madgwick be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 5”).

RESOLVED AS AN ORDINARY RESOLUTION THAT Bryant Edwards be appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 6”).

RESOLVED AS AN ORDINARY RESOLUTION THAT Lina Saheb be appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 7”).

After careful consideration, the Company’s board of directors has determined that each of Proposal No. 1, Proposal No. 2, Proposal No. 3, Proposal No. 4, Proposal No. 5, Proposal No. 6 and Proposal No. 7 is fair to and in the best interests of the Company and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of Proposal No. 1, Proposal No. 2, Proposal No. 3, Proposal No. 4, Proposal No. 5, Proposal No. 6 and Proposal No. 7.

B.	Considering and, if thought fit, passing and approving the following resolution to ratify, on a non-binding basis, the appointment of PricewaterhouseCoopers as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2020 (“Proposal No. 8”):

RESOLVED AS AN ORDINARY RESOLUTION THAT the appointment of PricewaterhouseCoopers as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2020 is ratified.

After careful consideration, the Company’s board of directors has determined that Proposal No. 8 is fair to and in the best interests of the Company and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” Proposal No. 8.

C.	To consider and transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Important Notice Regarding the Availability of Proxy Materials For the Annual General Meeting to be Held on December 18, 2020: this Notice of Annual General Meeting, our Proxy Statement and the Proxy Card are available at https://broogeenergy.com/annual_meeting_2020/.

Record Date

Only holders of record of the Company’s ordinary shares (“Ordinary Shares”) at the close of business on October 30, 2020 are entitled to notice of the Meeting, to attend the Meeting and to vote and have their votes counted at the Meeting and any adjournments of the Meeting.

IMPORTANT NOTICE REGARDING ATTENDANCE

In light of the logistical uncertainties and health risks posed by the COVID-19 pandemic, we encourage holders of our Ordinary Shares to attend the Meeting remotely and to send voting instructions in advance using the enclosed proxy card.

In addition, despite our best efforts, we may be forced to change the date, time, location or other arrangements before the Meeting. We will announce any changes as soon as possible and post updates on the “Investor Relations - Annual Meeting 2020” section of our website at https://broogeenergy.com/annual_meeting_2020/.

Attending the Annual General Meeting

All shareholders of the Company are cordially invited to attend the Meeting in person or by telephone.

Attendance in person

In order for us to better protect your health and safety and enable us to comply with appropriate social distancing measures and other requirements that may be in effect from time to time due to the COVID-19 pandemic, if you plan to attend the Meeting in person, we ask that you please register in advance by following the instruction on our website at https://broogeenergy.com/annual_meeting_2020/ no later than 6:00 p.m. Gulf Standard Time on December 3, 2020. We cannot guarantee access to the Meeting for holders of Ordinary Shares who did not register.

On the day of the Meeting, please plan to arrive at Liberty House, office 107, DIFC, Dubai, United Arab Emirates between 4:30 p.m. and 5:30 p.m. Gulf Standard Time, for check-in. Please bring a photo identification document (e.g., a passport), for beneficial owners, please also bring proof of beneficial ownership as of the Record Date (such as an account statement, a copy of the voting instruction card provided by a broker, bank, trustee, or nominee, or other similar evidence of ownership) and for corporate representatives, please also bring the relevant power of attorney (signed and stamped), for check-in.

To safeguard the health and safety of everyone who will attend the Meeting in person and as may be required by applicable laws and regulations in effect at the time, we may implement certain precautionary measures, including:

●	compulsory body temperature screenings (any person with a body temperature above 37.5 degrees Celsius will be denied attendance);

●	requiring you to submit a health declaration form before you are permitted to attend the Meeting;

●	requiring you to wear a surgical face mask at all times during the Meeting (please note that no surgical face mask will be provided at the Meeting and all attendees should wear their own surgical face masks); and

●	no corporate gifts will be provided and no drinks or refreshments will be served.

Any record or beneficial holder of Ordinary Shares and any duly appointed proxy or corporate representative of a record or beneficial holder of Ordinary Shares, or any person claiming a right to attend the Meeting, must be, and must appear to be in good health to attend the Meeting both at the point of entry and throughout the proceedings of the Meeting. Any person who is not in such condition at all relevant times, or who does not comply with any precautionary measures being implemented, in each case in the reasonable view of any officer or agent of the Company, may be refused entry to the Meeting, or may be instructed to leave the Meeting at any time. All officers and agents of the Company reserve the right to refuse any person entry to the Meeting, or to instruct any person to leave the Meeting, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Meeting.

Attendance via telephone

To attend the Meeting via telephone from the United States of America, please dial +1(866) 248-5984. To attend the Meeting via telephone from another country, please dial the appropriate number listed at the following website: https://www.btconferencing.com/globalaccess/?bid=945. If you are attending the meeting via telephone, please enter the access code and/or password 99153599# when prompted.

Voting and Proxy Cards

If you are a shareholder of record of Ordinary Shares of the Company, you may cast your vote in person or via telephone at the Meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Meeting and vote in person or via telephone, obtain a proxy from your broker or bank and return it in the manner instructed thereon.

Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above). Abstentions will have no effect on (i) the re-appointment of Dr. Yousef Mahmoud Mohammad Alassaf as a director of the Company (Proposal No. 1), (ii) the re-appointment of Abu Bakar Siddique Ali Chowdhury as a director of the Company (Proposal No. 2), (iii) the re-appointment of Nicolaas Lammert Paardenkooper as a director of the Company (Proposal No. 3), (iv) the re-appointment of Saleh Mohamed Yammout as a director of the Company (Proposal No. 4), (v) the re-appointment of Dr. Simon Victor Madgwick as a director of the Company (Proposal No. 5), (vi) the appointment of Bryant Edwards as a director of the Company (Proposal No. 6), (vii) the appointment of Lina Saheb as a director of the Company (Proposal No. 7) and (viii) the ratification of the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm (Proposal No. 8).

Brokerage firms have the authority under applicable rules to vote shares on certain matters, such as Proposal No. 8 (the ratification of the Company’s independent registered public accounting firm) when their customers do not provide voting instructions,. However, on other matters, when the brokerage firm has not received voting instructions from its customers, the brokerage firm cannot vote the shares on that matter and a “broker non-vote” occurs. This means that brokers may not vote your shares on Proposal Nos. 1 through 7 (the re-appointment of the current directors and the appointment of two new directors) if you have not given your broker specific instructions as to how to vote. Shares represented by “broker non-votes” will be counted for purposes of determining a quorum. “Broker non-votes” are not counted as voting power present and therefore are not counted in the votes, and will have no effect, with respect to the re-appointment of the directors named in Proposal Nos. 1 through 5 or the appointment of the directors named in Proposal Nos. 6 and 7.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

/s/ Dr. Yousef Alassaf
Dr. Yousef Alassaf
Chairman

Date: November 12, 2020

*	A proxy card has been included with this Notice.

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